


05008218

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lake Shore Gold Corp.

*CURRENT ADDRESS

PROCESSED MAY 23 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34769 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/20/05

LAKE SHORE GOLD CORP.

ANNUAL REPORT 2004









CONTENTS

Cover: Lake Shore Gold Mine, Kirkland Lake, Ontario, 1928
© Queen's Printer for Ontario, 1928. Reproduced with permission.

2004 HIGHLIGHTS



IN SEPTEMBER, THE COMPANY RELEASED THE RESULTS of a National Instrument 43-101 compliant resource calculation audit by Watts, Griffis and McOuat Limited on the Timmins Gold Property, reporting an indicated resource of 1,369,000 tonnes at an uncut grade of 16.45 grams per tonne gold or 724,000 ounces gold. The resource estimates represent a 200% increase over the 2002 resource estimates and met the obligations under the agreement with Holmer Gold Mines and earned a 50% interest in the Property.



IN DECEMBER, LAKE SHORE AND HOLMER ADOPTED A PLAN OF ARRANGEMENT pursuant to which Lake Shore acquired all of the issued and outstanding shares of Holmer. As a result of this transaction, Lake Shore now owns 100% of the Timmins Gold Property.



IN FEBRUARY 2005, THE COMPANY SECURED AN AGREEMENT to acquire the past producing DeSantis Gold Property. The DeSantis Property contains historical reported resource estimates for a number of zones accessible by existing underground workings including 129,000 tonnes at 7.51 grams per tonne gold and 72,000 tonnes at 6.49 grams per tonne gold above the 365 metre level. The deposit is open along strike and at depth.



IN MARCH 2005, LAKE SHORE SIGNED A LETTER AGREEMENT WITH BLACK HAWK MINING INC. to acquire a 100% interest in the Vogel Gold Property, located in Hoyle Township in the eastern part of the Timmins Camp. The Vogel Property straddles 800 metres of the Hoyle Pond, Owl Creek and Bell Creek Mine stratigraphy and contains an historic indicated resource of 642,999 tonnes at 12.7 grams per tonne gold above 320 metres.



WORK CONTINUED ON THE THUNDER CREEK PROJECT (under option from Band-Ore Resources Ltd.) adjacent to the Timmins Gold Property to the southwest. The ground was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins Gold Property. Several geochemical gold anomalies were located within the central portion of the Property. To date, the Company has drilled 19 holes (6,040 metres) and confirmed a number of gold zones within the ultramafic intrusion.



LAKE SHORE ENTERED INTO AN OPTION AGREEMENT to acquire 100% of the Price Property east of Timmins, Ontario located in Price, Ogden and Thornloe townships, east and south of the Timmins Gold Property. The Price Property consists of 126 units and covers favourable geology on and north of the Destor-Porcupine Break. Under the terms of the agreement, Lake Shore can earn 100% of the Property, subject to a 2% NSR, by spending $380,000 on exploration commitments and making cash payments of $120,000 over three years.



LAKE SHORE COMPLETED A 5,600 METRE DRILL PROGRAM on its 100% owned Bazooka Gold Property near Rouyn-Noranda, Québec. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west. The 2005 drilling program is designed to expand and define the main gold zone.



THE COMPANY CONTINUED TO DEVELOP ITS ABITIBI DATABASE, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario, by merging the database of proprietary airborne magnetic, electromagnetic, geological and drillhole data with the Ontario and Québec governments' comprehensive geological databases acquired in 2003 from Inco Limited. Compilation will be completed by late spring 2005, and this proprietary database will provide the catalyst for future property acquisitions.



2005 OUTLOOK: In 2005 the Company will concentrate its exploration effort on further increasing its gold resources in the Timmins Gold Camp and complete the pre-feasibility study at the Timmins Gold Property.

TO OUR SHAREHOLDERS

2004 has been a very successful year for your Company. Over this past year, the Company has realized tremendous advances at its Timmins Gold Property by increasing the high-grade resource from 250,000 ounces to 724,000 ounces of gold and by completing the acquisition of a 100% interest in the Timmins Gold Property.

In addition, in early 2005 Lake Shore continued to aggressively expand its asset base in the Timmins Gold Camp by acquiring the past producing DeSantis Gold Property (129,000 tonnes at 7.51 grams per tonne gold) and the Vogel Gold Property (642,999 tonnes at 12.7 grams per tonne gold). These two properties further strengthen our asset base, and add substantial value to the Company. Since its grass roots beginnings two short years ago, your Company has established itself as a significant player in one of the richest Archean Gold Camps in the world. We have a very aggressive program planned for 2005 which we expect will lead to further growth of our asset base and an increase in shareholder value.

In February 2005, Brian R. Booth was appointed President, CEO and a director of the Company. Daniel G. Innes resigned as President and was appointed Chair of the Board of Directors.

Brian Booth has explored for nickel-copper, precious and base metal deposits throughout Canada, Europe and Southeast Asia for 22 years with Inco Limited, one of the world's largest mining companies. Mr. Booth began his career as a geologist on the Casa Berardi gold discoveries on Québec as well as other gold exploration projects in Québec and the Maritimes, including underground testing of a gold deposit in Nova Scotia. In 1988, he opened Inco's exploration office in Val d'Or, Québec, and is credited with the discovery of the Douay West gold deposit in 1990. In 1994, as Inco's Manager of Exploration, Eastern North America he conducted the preliminary assessment of the Voisey's Bay nickel-copper-cobalt discovery and was appointed to Societe D'Exploarion Miniere Vior Inc. Board of Directors as Inco's representative. In 1996, he relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold Limited, in the discovery of the Beutong copper porphyry in Sumatra. Prior to reassignment to Sudbury in 1999, Mr. Booth was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chair of the Professional Division. Mr. Booth's expertise will be of immediate and significant value to Lake Shore, and the Board looks forward to his leadership in the coming years.

On behalf of the Board, we would like to thank our shareholders and joint venture partners for their continuing support and we would especially like to thank our employees whose valuable contributions over the past year have contributed greatly to the success of Lake Shore.

Daniel G Innes
Chair of the Board

Brian R Booth
President and Chief Executive Officer

April 15, 2005

ON SEPTEMBER 10, 2004, THE COMPANY RELEASED THE RESULTS OF A NATIONAL INSTRUMENT 43-101 COMPLIANT RESOURCE CALCULATION AUDIT BY WATTS, GRIFFIS AND McOUAT LIMITED ON THE TIMMINS GOLD PROPERTY, REPORTING AN INDICATED RESOURCE OF 1,369,000 TONNES AT AN UNCUT GRADE OF 16.45 GRAMS PER TONNE GOLD OR 724,000 OUNCES OF GOLD. THE RESOURCE ESTIMATES REPRESENT A 200% INCREASE OVER THE 2002 UNCUT RESOURCE ESTIMATES.



LAKE SHORE'S GOLD RESOURCES
HISTORY
MAY 2003: LAKE SHORE OPTIONS HOLMER GOLD MINES PROSPECT AND LAUNCHES AGGRESSIVE RESOURCE EXPANSION DRILL PROGRAM
SEPT 2004: NEW RESOURCE AUDIT
DEC 2004: LAKE SHORE ACQUIRES HOLMER GOLD MINES
2005 1ST QUARTER: LAKE SHORE ADDS DESANTIS AND VOGEL GOLD PROPERTIES
2005: RESOURCE EXPANSION DRILLING PROGRAM AND PRE-FEASIBILITY
INDICATED OUNCES (000'S OZ.)
AVERAGE GRADE PLUS 10 GRAMS PER TON GOLD
1,000
500
100
241,230
724,000
1,283,678
2005 RESOURCE EXPANSION DRILLING
2002
2004
2005 1ST QUARTER

NEW FRONTIERS IN A MATURE GOLD CAMP

THE TIMMINS GOLD CAMP HAS PRODUCED MORE THAN 75 MILLION OUNCES OF GOLD SINCE ITS DISCOVERY IN THE EARLY 1900'S.



FREDERICK HOUSE LAKE
IROQUOIS FALLS
VOGEL PROJECT
610
Bell Creek
Hoyle Pond
Owl Creek
Stock Mine
MATHESON
101
Pamour No. 1
TIMMINS
McIntyre
SOUTH PORCUPINE
Aquarius Mine
Dome
Hollinger
Aunor
Delnite
NIGHT HAWK LAKE
TIMMINS GOLD PROJECT
THUNDER CREEK PROJECT
DESANTIS PROJECT
PRICE PROJECT
WAWAITIN FALLS
144
KENOGAMISSI LAKE
0
10
20
Kilometres
N



MANITOBA
QUEBEC
ONTARIO
Timmins
MAP AREA
USA
Ottawa
Toronto



TIMMINS GOLD PROPERTY

The Timmins Gold Property, located 18 kilometres west of the City of Timmins, Ontario, has a defined high-grade gold resource and is situated north of the main Destor-Porcupine Fault Zone on the west end of the Timmins Camp, the second largest gold mining camp in North America. The Timmins Camp has produced more than 75 million ounces of gold since its discovery in the early 1900's.

Gold mineralization on the Timmins Property is typical of deposits in the Timmins Camp, where high-grade mineralized quartz veins and disseminated sulphide zones occur as steeply dipping ore shoots within and adjacent to shear zones. Known gold mineralization on the Timmins Property occurs within a 150 to 200 metre wide, highly altered, deformation zone. Within this zone the mineralization plunges 65° to the northwest as continuous shoots from surface and remains open beyond the deepest intercept at 850 metres below surface. The Main Zone and the Hanging Wall zones (V1, V2 and V3) are quartz tourmaline veins and stockworks. Strong albite alteration hosting disseminated pyrite characterizes the Footwall Zone, while the Ultramafic Zone consists both of quartz tourmaline veins and strongly disseminated sulphide mineralization marginal to the veins. Quartz tourmaline zones are hosted along a highly sheared and altered mafic volcanic-sedimentary rock contact, while the Footwall Zone is hosted by sheared and albitized volcanic rocks, and the Ultramafic Zone is hosted by a complex multiphase ultramafic intrusive located in a tight fold nose.

Drilling to date has confirmed the continuity and gold grade of the mineralized zones to a depth in excess of 700 metres. The Footwall and Ultramafic zones account for 35% of the total tonnage in the indicated resource and 93% of the inferred resource. These two zones remain open down plunge to the west.



539000
VOGEL PROJECT
Wetmore
Destor-Porcupine Fault
Hoyle ? Falconbridge
Nighthawk
TIMMINS WEST
Bonwhit
Crown
Vipond
Dome
Preston
DESANTIS PROJECT
Augdome
Cincinnati
Buffalo Ankerite
Naybob (Kenilworth)
Faymar
Tommy Burns (Arcadia)
Thorne
TIMMINS
5350000
460000
Lake Shore Gold properties
Diabase dykes
Felsic intrusives
Mafic/Ultramafic intrusives
Metasedimentary rocks
Volcanic rocks
Destor-Porcupine Fault Zone
Gold deposits

TIMMINS GOLD PROJECT
RESOURCE DRILLING – FOOTWALL AND ULTRAMAFIC ZONES
LONGITUDINAL SECTION LOOKING NORTH



SURFACE
4700E
4900E
PRE-FEASIBILITY
INFILL DRILLING
2005
300 M
LEVEL
500 M
DEPOSIT OPEN
TO WEST
2005 DRILLING
IN PROGRESS
700 M
NEW DEEP
SEDIMENT ZONE
Diabase dyke
0-30 gram*metres
30-60 gram*metres
60-90 gram*metres
>90 gram*metres
* Grade times width calculated
across composite of all FW/UM
mineralization >0.1 gpt Au

TIMMINS GOLD PROJECT – CROSS SECTIONS

LOOKING WEST

SECTION 4950 EAST



SURFACE
200 M LEVEL
V2
V3
400 M LEVEL
FW

SECTION 4710 EAST



ULTRAMAFIC ZONE
600 M LEVEL
FOOTWALL ZONE
LOWER ULTRAMAFIC ZONE

SECTION 4650 EAST

15.5 m

6.9 gpt
21.5 m

15.1 gpt
9.5 m

600 M LEVEL
includes
8.7 gpt Au/5.5 m
13.2 gpt Au/4.1 m

19.1 gpt Au/7.8 m

800 M LEVEL

Overburden

Ultramafic intrusive

Mineralized zones

All assays cut to 50 gpt Au

Length
metres

DESANTIS GOLD PROPERTY

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property, located 8 kilometres east of the Timmins Gold Property, in Ogden Township, Timmins Gold Camp, Ontario.

The Property consists of 22 patented claims and 2 leased claims covering approximately 665 hectares, immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp. The Property has a past history of limited underground mining (mainly in the 1930's and 1940's), accessed by two shafts and 752 metres of underground drifting. Limited surface and underground exploration in the 1980's by Noranda and Stan West reported resource estimates for a number of mineralized zones accessible by existing underground workings. These include 129,000 tonnes at 7.51 grams per tonne gold (cut grade; 34,111 ounces or 74,763 ounces gold at 16.44 grams per tonne gold, uncut grade) in the Hydrothermal Zone (above 300 metres) and 72,000 tonnes at 6.49 grams per tonne gold (cut grade; 16,356 ounces) in the Albite Zone between 200 and 365 metres depth. The Hydrothermal and Albite zones are accessible by a 380 metre deep, three-compartment shaft. A third zone located 300 metres south of the ventilation shaft and above the Albite Zone grading 3.40 grams per tonne gold was also identified, as was a small surface zone grading 2.27 grams per tonne gold.

Gold mineralization is associated with highly altered mafic and ultramafic volcanic rocks of the Tisdale Group and with a mineralized albite porphyry stock intrusive into the volcanic package. The potential to define additional mineralization along strike and to depth of the known mineralization is considered to be excellent.

VOGEL PROPERTY

In March 2005, Lake Shore signed a letter agreement with Black Hawk Mining Inc. (a subsidiary of Glencairn Gold Corporation) to acquire a 100% interest in the Vogel Gold Property located between the Owl Creek open pit and Bell Creek deposits in the central part of the Timmins Gold Camp. The deposit is estimated to contain a resource of 642,999 tonnes at a grade of 12.7 grams per tonne gold above the 320 metre level. The gold mineralization is associated with a series of quartz veins within alteration zones in mafic to ultramafic rocks of the Lower Tisdale Group. The veins strike east-west across the 800 metre wide property and range from 1.5 to 3.5 metres wide with free gold grains, sulphides and tourmaline. The gold mineralization remains open at depth below the 320 metre level.

The Vogel and DeSantis resources are historic and the Company is not treating the estimates as a National Instrument 43-101 defined resource.


MARHILL MINE
BELL CREEK MINE
OWL CREEK PIT
OWL CREEK
EAST MINE
VOGEL PROPERTY
N
VOGEL PROJECT AREA
Gold mineralization
Mafic volcanics
Ultramafic volcanics
Sediments
Fault



THUNDER CREEK PROJECT

Work continued on the Thunder Creek Project (under option from Band-Ore Resources Ltd.), a 54-claim unit package adjacent to the Timmins Gold Property to the southwest. The ground was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins Gold Property. Drill data from a program conducted by Preussag Minerals in 1981 indicate the presence of significant gold mineralization along the contact of the intrusive. Several MMI (mobile metal ions) gold anomalies were located within the central portion of the Property related to several gold bearing structures. To date, the Company has drilled 19 holes (6,040 metres) and reported assays up to 9 grams per tonne gold from the intrusive contact zone.


460000
53600
TIMMIN
144
101
THUNDER CREEK PROJECT



Gold prospect

Timmins gold zones projected to surface

PRICE PROPERTY

In September 2004, Lake Shore entered into an option agreement to acquire 100% of the Price Property located in Price, Ogden and Thornloe townships, east and south of the Timmins Gold Property. The Price Property consists of 126 units and covers favourable geology on and north of the Destor-Porcupine Break. Under the terms of the agreement, Lake Shore can earn 100% of the Property, subject to a 2% NSR, by spending $380,000 on exploration commitments and making cash payments of $120,000 over three years.

BAZOOKA PROPERTY

The Bazooka Property is a 100% owned gold prospect consisting of 15 mining claims in Beauchastel Township, 7 kilometres southwest of Rouyn-Noranda, Québec. The Property covers 1.8 kilometres of the main Cadillac Break located immediately to the west of the Augmitto gold deposit of Yorbeau Resources Inc. (1 million tonnes at 6.17 grams per tonne gold).

The Phase 1 drill program was successful in increasing the strike length of the main mineralized horizon on 60 metre sections extending west from the Augmitto gold deposit to the shaft area along a strike of 560 metres and the zone remains open to the west. A detailed compilation and evaluation of all drilling to date (including historical drilling) was completed late in 2004. The resulting targets will be drilled early in 2005.


Tagami
Peel Elder
Beauchastel Copper
Eldridge
Powell-Rouyn
Donalda
Horne
Wilco
Halliwell
Silidor
Chadbourne
Railway
ROUYN-NORANDA
Road
Aldermac
Fault
Wingate
Lac Pelletier (Zones C and D)
Forbex-Cambior
Stadacona
Dovercliff
Wasamac 1
Dunbar (North)
Fault
Augmitto (South)
Astoria
BAZOOKA PROPERTY
Granada
N
BAZOOKA PROJECT AREA
Proterozoic sediments
Metasedimentary rocks
Intrusives
Archean sediments
Felsic volcanic rocks and porphyry
Mafic and intermediate volcanic rocks
Mineral deposit/ significant mineralization
Cadillac Break Fault Zone
0
2.5
5
7.5
10
Kilometres

NORANDA NORTH JOINT VENTURE

Lake Shore acquired the Noranda North Project (volcanogenic massive sulphide (VMS) and gold) located about 40 kilometres north of Rouyn-Noranda, Québec, by staking 89 claims totalling approximately 3,700 hectares. The area is underlain by rhyolite dome complexes of the Hunter Mine Group with strongly altered rhyolitic rocks with associated silver, zinc, lead and sodium depletion anomalies. The airborne survey has identified strong EM conductors at the southern margin of the altered rhyolites.

In April 2004, Lake Shore signed an agreement with Fieldex Exploration Inc. regarding the Noranda North Project. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within two years, which must include 1,000 metres of drilling within the first year. Lake Shore is the operator of the Project, which covers 3,600 hectares. A drill program is planned for the summer of 2005 and the partners are in the process of negotiating an amendment to the agreement.



ABITIBI AEM PROJECT

In 2002, Aurora Platinum Corp. and Lake Shore began developing an exploration strategy for gold and base metal targets in the Abitibi Greenstone Belt of Québec and Ontario. Central to this strategy is the acquisition from Inco Limited of proprietary airborne magnetic, electromagnetic, geological and drillhole data generated over more than five decades of exploration (1947 to present). This data covers an area of 164,000 square kilometres and includes 4,968 anomaly reports describing follow-up ground surveys (which may include gridding, mapping, geophysics and drilling) of airborne anomalies. The Inco data is of excellent quality and has resulted in the discovery of several significant deposits in the past (Thompson Manitoba - 150 million tons at 3% nickel; Heath Steele - 20.7 million tons at 4.79% zinc, 1.75% lead, 1% copper, 65 grams per ton silver; Casa Berardi - 10.5 million tons at 8.2 grams per ton gold).

Seventeen early stage properties were staked in Québec during 2003 and geological mapping, overburden sampling and soil surveys have been completed over select properties for both gold and base metal targets.

NORTHWEST ONTARIO AEM PROJECT

In 2000, Aurora Platinum Corp. formed an option/joint venture (the AEM Project) with Inco, in the northwestern Shield to explore for nickel-copper-PGM deposits. During the 1960's and 1970's, Inco completed an extensive proprietary airborne magnetic and electromagnetic survey program, covering more than 36,000 square kilometres, extending from the James Bay Lowlands in the east to eastern Manitoba in the west. This data was never processed using modern techniques. The AEM Project reprocessed the airborne geophysical data and, when combined with all of Inco's follow-up data (from the 1960's and 1970's) including ground geophysical, geochemical, geological and drilling information, a new interpretive structural and geological framework for this virtually unexplored part of the Shield was developed. This work resulted in the definition of structurally controlled targets for gold mineralization, volcanic hosted massive sulphide prospects, and nickel-copper-PGM targets.

December 31, 2004 and 2003

GENERAL

The following management's discussion and analysis ("MD&A") of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at April 14, 2005, should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2004 and 2003.

Lake Shore is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta and Québec and trades on the TSX Venture Exchange under the symbol LSG.

OVERALL PERFORMANCE

On December 31, 2004, Lake Shore and Holmer Gold Mines Limited ("Holmer") completed a plan of arrangement pursuant to which Lake Shore acquired all of the issued and outstanding shares of Holmer. Holders of Holmer shares received one Lake Shore share for every 1.5 Holmer shares. As a result of the completion of this transaction, Lake Shore now owns 100% of the Timmins Gold Property, which has an indicated mineral resource of 724,000 ounces of gold (grade uncut) that has been audited by Watts, Griffis and McOuat Limited. Lake Shore has commenced a pre-feasibility study as well as an aggressive drilling program on the Property.

During 2004 the Company raised gross proceeds of $4,586,808 by issuing 4,139,110 shares pursuant to a private placement completed in March and the exercise of warrants. The funds raised were used to complete the National Instrument 43-101 compliant resource study on the Timmins Gold Property. In addition, the Company is continuing with its resource expansion program to test the mineralized zones beyond the established resource on this Property. During the year ended December 31, 2004, the Company spent $2,691,662 on the Timmins Gold Property, which included more than 17,000 metres of diamond drilling. Ongoing exploration work is also continuing on the Company's other properties in Ontario and Québec.

In February 2005, Lake Shore appointed Brian R. Booth as President, CEO and director of the Company. Mr. Booth has 22 years of experience exploring for nickel-copper, precious and base metal deposits throughout Canada, Europe and southeast Asia. His previous position was Manager of Exploration, North America and Europe with Inco Limited.

Daniel G. Innes resigned as President and CEO, a position he held since January 2003, and has been appointed to the position of Chair of the Board. The Company credits much of its success to his tremendous contribution. Anthony R. Harvey, former Chair, was appointed lead director.

The Board also welcomes two new directors, Dr. K. Sethu Raman and Edward Svoboda. Both were added to the Company's Board pursuant to the acquisition of Holmer. Thomas W. Beattie resigned as director and was appointed Vice President, Corporate Development.

Administrative expenses increased by $221,851 (before general exploration and property write offs) in 2004. An increase in overall corporate activity resulted in higher consulting fees, legal and regulatory costs, as well as office and travel costs.

Since its reorganization in December 2002, Lake Shore has been successful in acquiring a large portfolio of properties. The following is a brief discussion of the Company's main properties.

Timmins Gold Project, Ontario

The Timmins Gold Property is located along the main Destor-Porcupine Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins.

In September 2004, Lake Shore fulfilled the requirements pursuant to the agreement with Holmer to acquire a 50% interest in the Timmins Gold Property. As a result of the acquisition of Holmer completed on December 31, 2004, Lake Shore now holds a 100% interest in the Timmins Gold Property.

The first phase expansion drilling program was completed in the third quarter of 2004. The results of a National Instrument 43-101 compliant resource estimation audit completed by Watts, Griffis and McOuat Limited reported an indicated resource of 1,369,000 tonnes at an uncut grade of 16.45 grams per tonne gold or 724,000 ounces gold. The resource estimates represent a 200% increase over the 2002 uncut resource estimates.

Drilling resumed in August 2004 on section 4500E, to test for the down plunge continuation of the Footwall and Ultramafic gold zones 100 metres further west. Pilot hole TG04 63 and a wedge successfully intersected the mineralized zones. Two other wedge holes were still in progress at the end of the year for a total of 1,246 metres.

Thunder Creek Project, Ontario

The Thunder Creek Property ties on to the Timmins Gold Property to the southwest and is currently under option from Band-Ore Resources Ltd. The 54 claim unit package was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins Gold Project, that extends for over 1,800 metres southwest of the Timmins gold mineralized zones.

A surface 1:2500 scale mapping program, MMI (geochemical survey) soil sampling program, and an outcrop stripping program were completed in the third quarter of 2004. Several MMI gold anomalies were located within the central portion of the Property related to gold bearing structures.

In late August, a second phase drill program was initiated targeting the interpreted structures and associated gold anomalies. By December 2004, seven holes were completed for a total of 2,495 metres of drilling in the fourth quarter. A three hole follow-up to the 2004 drilling is planned for the second quarter of 2005.

Bazooka Project, Québec

Lake Shore initiated a drill program in October 2003 on its 100% owned Bazooka Property located along the main Cadillac Fault in Beauchastel Township, seven kilometres southwest of Rouyn-Noranda, Québec. The objective was to better define the main mineralized horizon delineated by previous drilling. Over 5,600 metres of drilling was completed by the end of February 2004. The program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west.

A detailed compilation and evaluation of all drilling to date (including historical drilling) was completed in the last quarter of 2004. The resulting targets will be drilled in 2005.

Noranda North VMS Project, Québec

In April 2004, Lake Shore executed an agreement with Fieldex Exploration Inc. ("Fieldex") regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold project in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within two years, which must include 1,000 metres of drilling within the first year. Lake Shore is the operator of the Project, which covers 3,600 hectares. No field work was carried out on the Noranda North Project during the fourth quarter. Lake Shore and Fieldex are currently negotiating an amendment to the agreement.

Other Projects

In September 2004, Lake Shore entered into two option agreements to acquire 100% of two properties located in Price, Ogden and Thornloe townships, east and south of the Timmins Gold Property. The Ogden Property consists of six units adjoining the past producing DeSantis Mine to the east, while the Price Property consists of 126 units located in Price, Ogden and Thornloe townships. Both properties cover favourable geology on and north of the Destor-Porcupine Fault. Under the terms of the agreements, Lake Shore can earn 100% of both properties, subject to a 2% NSR, by expending $500,000 on exploration commitments and making cash payments of $155,000 over three years.

No work was completed on the AEM Project located in northwestern Ontario during the quarter other than to ensure that all properties including Canopener and Rowlandson Lake were maintained in respect of assessment requirements. The AEM Project will be reassessed in 2005.

RESULTS OF OPERATIONS

The net loss for the year ended December 31, 2004 and 2003 was $969,801 and $1,069,069 respectively. The largest component of the loss in 2004 was the property write offs of $610,699, and in 2003 it was the expense relating to stock-based compensation of $732,300.

Exploration expenditures of $4,158,648 ($4,380,249 on a cash basis) were incurred in 2004 with $2,691,662 spent on the Timmins Gold Property, $577,967 on the Thunder Creek Property, $261,645 on the Bazooka Property, and the majority of the balance being spent on the Highway and Noranda North properties.

Of the total expenditures, the majority of the costs were associated with drilling ($2,249,438), assays ($385,066), acquisition and option payments ($430,872) and the remainder with other exploration work including prospecting, sampling and geophysics.

Pursuant to tax incentive programs offered by the Québec government, the Company recorded $492,280 in refundable tax credits during the current year. These have been recorded as cost recovery and applied to resource property expenditures.

General and administrative expenditures (comprised of consulting and management fees, shareholder information, legal and accounting fees and office expense) for the year ended December 31, 2004 increased by $221,851 from the previous year. The majority of the increase in consulting and management fees relates to executive and exploration staff incentive bonuses amounting to $85,000; the increase of $35,307 in shareholder information costs relates to additional regulatory and filing fees; and the increase of $52,845 in office expense and $20,250 in legal and accounting relates to a greater level of corporate activity during the year.

The Company incurred $96,502 in general reconnaissance expenditures compared with $24,189 during 2003. The increase is due to higher costs of administering the Sudbury office as well as a greater focus on the generation of new projects.

The Company recorded $49,800 in stock-based compensation expense in 2004 as a result of 65,000 stock options granted to employees during the year. A total of $732,300 in stock-based compensation was recorded in 2003 when 1,045,000 stock options were granted.

Recovery of income taxes of $327,000 (2003 – nil) recorded by the Company during the year ended December 31, 2004 is based on the recovery of the tax benefit arising from current year losses as these losses provide a partial offset to the future income tax liability arising from flow through share arrangements.

The Company also recorded a future income tax liability on the business combination with Holmer. Subsequent to the business combination, the carrying value of the Timmins Property exceeded its tax value, creating a future income tax liability of $16,597,000. The net future income tax liability at December 31, 2004 was $16,547,000 (2003 – $405,000).

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Years ended December 31	**2004**	2003	2002
Financial Results			
Interest and other income	52,093	57,462	3,679
Net loss	(969,801)	(1,069,069)	(502,169)
Loss per share*	(0.03)	(0.04)	(0.11)
Financial Position			
Working capital	4,132,465	1,567,192	998,119
Resource properties	61,648,718	5,149,411	763,482
Total assets	66,049,988	7,841,264	1,901,676
Share capital	51,558,202	9,688,020	4,096,249
Deficit	(5,298,433)	(4,328,632)	(2,854,563)
Number of common shares issued and outstanding	70,145,022	30,793,354	21,231,857

* Loss per share is calculated based on the weighted-average number of shares outstanding.

Summary of Quarterly Results

2004 Fiscal Quarter ended	Dec 31	Sept 30	June 30	Mar 31
Interest and other income	10,971	12,361	17,918	10,843
Net loss	(42,817)	(642,885)	(134,442)	(149,657)
Loss per share*	(0.00)	(0.02)	(0.00)	(0.01)

2003 Fiscal Quarter ended	Dec 31	Sept 30	June 30	Mar 31
Interest and other income	20,652	14,085	11,928	10,797
Net loss	(186,273)	(655,917)	(140,335)	(86,544)
Loss per share*	(0.00)	(0.03)	(0.01)	(0.00)

* Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters does not reflect a significant degree of variation. The variation between the fourth quarter in 2004 and 2003 reflects the income tax recovery recorded in 2004. The variation between the first quarter in 2004 and 2003 reflects greater stock-based compensation expense and general exploration in 2004 than in 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and accordingly it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in good financial condition with working capital of $4,132,465 at December 31, 2004 compared with $1,567,192 as at December 31, 2003.

In March 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitled the holder to buy a common share for $1.75 per share until March 15, 2005 which has been extended to March 15, 2006. In addition, the agent received 314,700 broker warrants which entitled the holder to buy one common share for $1.25 until March 15, 2005. These warrants were not exercised and have expired.

As at December 31, 2004, a total of $2,490,000 of the flow through funds had been spent. Under the look-back rule, the Company made a renunciation of $2.5 million in Canadian Eligible Expenditures (CEE) for the 2004 tax year and has until December 31, 2005 to spend the entire amount.

During the year ended December 31, 2004, the Company also received proceeds of $586,808 from the exercise of warrants and $82,800 from the exercise of stock options.

On December 31, 2004, the Company and Holmer completed a plan of arrangement pursuant to which Lake Shore acquired all of the outstanding shares and convertible securities of Holmer based on a 1.5 to 1 ratio. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp.

The Company is accounting for the acquisition as a purchase and has consolidated the assets and liabilities as at December 31, 2004. The results of operations of Holmer will begin to be consolidated with those of the Company effective January 1, 2005. The assigned value of the shares issued was based on the fair value of the assets and liabilities acquired based on a valuation report. A total of 35,015,058 common shares, 2,207,745 warrants and 1,561,111 stock options were issued to holders of Holmer common shares and convertible securities. The purchase consideration of the acquisition was recorded at $39.6 million.

As at December 31, 2004, there were 70,145,022 common shares, 5,236,111 stock options and 6,538,626 warrants outstanding as detailed in note 6(b), (c) and (d) of the notes to the audited consolidated financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek and Price properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2005	2006	2007	2008
Cash payments	$ 60,000	$ 70,000	$ 165,000	$ 100,000
Expenditures	320,000	530,000	640,000	550,000
	$ 380,000	$ 600,000	$ 805,000	$ 650,000

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock-Based Compensation and Other Stock-Based Payments." Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1,

2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended December 31, 2003, had the effect of increasing net loss by $482,650 and increasing deficit and contributed surplus by $745,550. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $262,900.

For the year ended December 31, 2004, the total compensation expense relating to the fair value of stock options was $49,800 (2003 – $732,300). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions: no dividends are to be paid; expected volatility of 85% (2003 – 66%); risk-free interest rates of 5% (2003 – 5%) and expected life of five years (2003 – five years).

As well, 1,561,111 options were granted to Holmer option holders as part of the business combination described in note 4. The options were valued at $713,236 using the Black-Scholes pricing model, capitalized as part of the purchase consideration, and recorded in contributed surplus.

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

iv) With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

The Company paid a total of $167,003 (2003 – $102,947) in consulting and management fees to companies controlled by Daniel Innes, Lake Shore's former President and CEO, and Thomas Beattie, a former director, for management services provided by these individuals on a per diem basis. As well there was an annual amount of $18,000 ($6,000 each) paid to three independent directors in the third quarter of 2004. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement (a monthly fee of $2,000) totalled $24,000 (2003 – $24,000). As at December 31, 2004, there was an amount of $27,466 due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $48,000 (2003 – $48,000) paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement which allows Southwestern to charge the Company $4,000 per month.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

SUBSEQUENT EVENTS

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

On March 7, 2005, the Company entered into a letter agreement with Black Hawk Mining Inc. ("Black Hawk") to acquire 100% of its Vogel Gold Property, located in the Timmins Gold Camp, Ontario. The Vogel Property consists of one patented "Vet Lot" covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold deposits. Under the terms of the agreement, Lake Shore will make an initial cash payment of $3 million and issue 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk once an NI 43-101 compliant indicated resource of 600,000 ounces of gold has been confirmed on the Property.

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property also located in the Timmins Gold Camp, Ontario. The DeSantis Property consists of 22 patented and 2 leased claims covering approximately 665 hectares. Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000, and incurring $3 million in exploration expenditures over a three year period. Lake Shore has a further option to earn up to a 70% interest by spending an additional $3,726,000 on the Property.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited financial statements for the periods ended December 31, 2004 and 2003 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF LAKE SHORE GOLD CORP.

We have audited the consolidated balance sheets of Lake Shore Gold Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 25, 2005 except for note 10
for which the date is March 31, 2005

CONSOLIDATED BALANCE SHEETS

As at December 31	2004	2003
		(note 3)
ASSETS		
Current		
Cash and cash equivalents	$ 4,095,999	$ 2,184,313
Exploration advances and other receivables	305,271	207,540
	4,401,270	2,391,853
Investment (note 4)	–	300,000
Resource properties (note 5)	61,648,718	5,149,411
	$ 66,049,988	$ 7,841,264
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 241,339	$ 801,752
Due to affiliated company (note 7)	27,466	22,909
	268,805	824,661
Future income taxes (note 8)	16,547,000	405,000
	16,815,805	1,229,661
SHAREHOLDERS' EQUITY		
Share capital (note 6)	51,558,202	9,688,020
Contributed surplus	2,974,414	1,252,215
Deficit	(5,298,433)	(4,328,632)
	49,234,183	6,611,603
	$ 66,049,988	$ 7,841,264

See accompanying notes to consolidated financial statements

Approved by the Board

Daniel G Innes

Murray A Gordon

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the years ended December 31	**2004**	2003
		(note 3)
EXPENSES		
Consulting and management fees	$ 295,680	$ 182,231
General exploration	96,502	24,189
Shareholder information	123,044	87,737
Legal and accounting	58,522	38,272
Office expense	114,647	61,802
Resource property costs written off	610,699	-
Loss before undernoted items	(1,299,094)	(394,231)
Interest and other income	52,093	57,462
Stock-based compensation (note 3)	(49,800)	(732,300)
Loss before income tax	(1,296,801)	(1,069,069)
Recovery of income tax (note 8)	327,000	-
Net loss for the year	(969,801)	(1,069,069)
Deficit at beginning of year	(4,328,632)	(2,854,563)
Provision for income taxes on flow through shares (note 8)	-	(405,000)
Deficit at end of year	$(5,298,433)	$ (4,328,632)
Loss per share - basic and diluted	$ (0.03)	$ (0.04)
Weighted-average number of shares outstanding	34,004,492	24,693,344

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2004	2003
OPERATING ACTIVITIES		
Net loss for the period	$ (969,801)	$ (1,069,069)
Items not involving cash		
Resource property costs written off	610,699	-
Stock-based compensation	49,800	732,300
Recovery of income tax	(327,000)	-
	(636,302)	(336,769)
Change in non-cash operating working capital items		
Decrease (increase) in exploration advances and other receivables	78,996	(189,451)
Increase (decrease) in accounts payable and accrued charges	108,444	(59,946)
Cash used in operating activities	(448,862)	(586,166)
INVESTING ACTIVITIES		
Purchase of investment	-	(300,000)
Resource property expenditures	(4,380,249)	(3,467,138)
Costs of acquisition of subsidiary company	(206,626)	-
Cash acquired on acquisition of subsidiary company	2,639,603	-
	(1,947,272)	(3,767,138)
FINANCING ACTIVITY		
Shares issued for cash	4,307,820	5,411,521
Cash provided by financing activity	4,307,820	5,411,521
Increase in cash and cash equivalents during the year	1,911,686	1,058,217
Cash and cash equivalents at beginning of year	2,184,313	1,126,096
Cash and cash equivalents at end of year	$ 4,095,999	$ 2,184,313
Cash and cash equivalents consist of:		
Cash	$ 458,410	$ 189,320
Short-term investments	3,637,589	1,994,993
Cash and cash equivalents at end of year	$ 4,095,999	$ 2,184,313

Supplemental Cash Flow Information (note 9)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004 and 2003

1. DESCRIPTION OF BUSINESS

Lake Shore Gold Corp. ("Lake Shore" or the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Basis of Presentation

These consolidated financial statements include the accounts of Lake Shore and its wholly-owned subsidiary LSG Holdings Corp. (formerly known as Holmer Gold Mines Limited ("Holmer") (note 4)).

b) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The carrying value of these financial instruments approximates fair value.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are expensed to general exploration during the year.

e) Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

f) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

h) Stock Options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

i) Loss per Share

Basic loss per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for accounting for "Stock-Based Compensation and Other Stock-Based Payments." Under the CICA's amended recommendations, the fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that the options were granted and provided note disclosure of pro forma net income as if the fair value based method had been used on stock options granted after January 1, 2002. The amended recommendations applied retroactively, with restatement of prior periods, and for the year ended December 31, 2003, had the effect of increasing net loss by $482,650, and increasing deficit and contributed surplus by $745,550. For the year ended December 31, 2002, the effect was an increase in the Company's net loss and deficit by $262,900.

For the year ended December 31, 2004, the total compensation expense related to the fair value of stock options was $49,800 (2003 - $752,300). These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions: no dividends are to be paid; expected volatility of 85% (2003 - 66%); risk-free interest rates of 5% (2003 - 5%) and expected lives of five years (2003 - five years).

As well, 1,561,111 options were granted to Holmer option holders as part of the business combination described in note 4. The options were valued at $713,236 using the Black-Scholes pricing model, capitalized as part of the purchase consideration, and recorded in contributed surplus.

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

4. BUSINESS COMBINATION

On December 31, 2004, the Company and Holmer completed a Business Combination Agreement pursuant to which Lake Shore acquired all of the outstanding shares and convertible securities of Holmer based on a 1.5 to 1 ratio. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp.

The Company is accounting for the acquisition as a purchase and has consolidated the assets and liabilities as at December 31, 2004. The results of operations of Holmer will begin to be consolidated with those of the Company effective January 1, 2005. The assigned value of the shares issued was based on the fair value of the assets and liabilities acquired based on a valuation report.

The assets and liabilities acquired at fair value on December 31, 2004 were as follows:

Net current assets (cash of $2,639,603)	$ 2,685,002
Investment in Lake Shore	150,000
Resource properties	53,443,638
Current liabilities	(36,503)
Future income tax	(16,597,000)
Purchase consideration	$ 39,645,137

Purchase consideration consists of:

Common shares (35,015,058)	$ 37,466,112
Warrants (2,207,745)	959,163
Stock options (1,561,111)	713,236
Other costs	506,626
Purchase consideration	$ 39,645,137

The value of the common shares issued by Lake Shore was estimated based on a five day average market value of Lake Shore's common shares around the date the terms of the transaction were agreed and announced, and based on the valuation of Holmer's 5,653,284 warrants and options outstanding with exercise prices ranging from $0.35 to $0.50 that were converted to 3,786,856 warrants and options of the Company. These fair values were determined using the Black-Scholes options pricing model with the following weighted-average assumptions: no dividends are to be paid; expected volatility of 53%, risk-free interest rates of 5%, and expected life of six months. The Company's investment in Holmer totalling $300,000 was treated as part of the cost of the acquisition as were administrative costs incurred by the Company totalling $206,626.

The purchase consideration of $39,645,137 exceeds the carrying value of the net assets acquired by $25,847,172, which has been applied to increase the carrying value of resource properties. The resulting estimated future income tax liability of $16,597,000 has also been applied to increase the carrying value of resource properties.

5. RESOURCE PROPERTIES

For the year ended December 31, 2004	AEM Ontario	Highway	Timmins	Thunder Creek	Bazooka	Other[1]	Total
Balance, beginning of year	$ 739,843	$ 358,633	$ 2,092,134	$ 193,872	$ 618,101	$ 1,146,828	$ 5,149,411
Property acquisition, assessment and maintenance	-	1,700	292,442	89,542	1,383	45,805	430,872
Analytical	-	25,396	229,848	54,711	35,761	39,350	385,066
Geophysics	-	24,000	-	-	500	31,988	56,488
Geology	8,556	54,972	396,046	141,126	59,990	334,382	995,072
Drilling	-	37,905	1,750,616	291,088	157,333	12,496	2,249,438
Project administration	-	2,401	22,710	1,500	6,678	8,423	41,712
Resource property costs written off	-	(505,007)	-	-	-	(105,692)	(610,699)
Purchase of Holmer	-	-	53,443,638	-	-	-	53,443,638
Québec refundable tax credits	-	-	-	-	(255,986)	(236,294)	(492,280)
Balance, end of year	$ 748,399	$ -	$ 58,227,434	$ 771,839	$ 623,760	$ 1,277,286	$ 61,648,718

[1] Includes: Rowlandson/Canopener ($441,811); Abitibi ($481,414); Noranda North ($129,177); Miscellaneous ($224,884).

For the year ended December 31, 2003	AEM Ontario	Rowlandson/ Canopener	Timmins	Abitibi	Bazooka	Other[1]	Total
Balance, beginning of year	$ 722,718	$ 40,764	$ -	$ -	$ -	$ -	$ 763,482
Property acquisition, assessment and maintenance	-	-	85,562	-	125,180	222,802	435,544
Analytical	-	12,306	300,392	19,043	11,214	47,598	390,553
Geophysics	2,778	22,563	64,914	26,121	12,683	89,616	218,675
Geology	12,862	266,088	363,434	331,144	106,712	239,691	1,319,931
Drilling	-	91,630	1,240,052	-	352,733	244,877	1,929,292
Project administration	1,485	7,729	37,780	30,179	9,579	7,182	93,934
Balance, end of year	$ 739,843	$ 441,080	$ 2,092,134	$ 406,487	$ 618,101	$ 851,766	$ 5,149,411

[1] Includes: Highway ($358,633); Thunder Creek ($193,873); Miscellaneous ($299,260).

AEM Ontario and Rowlandson/Canopener

AEM Ontario and Rowlandson/Canopener projects are comprised of the mineral assets acquired from Aurora Platinum Corp. ("Aurora") in 2002. They are made up of a 100% interest in 72 mineral claims located in northern Ontario as well as certain proprietary geophysical, geological and structural information. The Company has exploration and development rights on the claims for all metals and minerals, except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals, and to acquire a 50% interest in the claims. There is also a 1.5% net smelter returns royalty held by a third party.

Timmins

In June 2003, Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer to earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold. During the year the Company fulfilled its commitments to earn its 50% interest and then as a result of the business combination described in note 4 has, as of December 31, 2004, an undivided 100% interest in the Property.

Abitibi

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Québec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the area of interest. Aurora and Lake Shore have entered into an agreement whereby Lake Shore is contributing 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database. As of December 31, 2004, the Company had spent $481,414 on this Project. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the agreement with Inco.

Bazooka

In October 2003, Lake Shore purchased a 100% interest in the Bazooka Property from Fieldex Exploration Inc. by paying $125,000 in cash. The Property is subject to a 2% net smelter return royalty and Lake Shore has the option to purchase 1% of the royalty for $1 million.

Thunder Creek

In November 2003, the Company signed an agreement with Band-Ore Resources Ltd. to acquire an option in the Thunder Creek Property in Timmins, Ontario. The Company can earn a 60% interest by making cash payments totalling $370,000, completing exploration expenditures of $1,705,000 over five years, and issuing 100,000 common shares over four years. As at December 31, 2004, the Company had paid $70,000 in cash, issued 50,000 common shares and incurred $624,339 in exploration expenditures.

Other

In September 2004, the Company made the decision to abandon the Highway Project and write off exploration expenditures totalling $505,007. As well the Company wrote off $105,692 in exploration expenditures relating to a variety of miscellaneous properties in Ontario and Québec.

6. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) During the year ended December 31, 2004 and 2003, changes in issued share capital were as follows:

	December 31, 2004		December 31, 2003	
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of period	30,793,354	$ 9,688,020	21,231,857	$ 4,096,249
Private placement - net of share issue costs of $233,787 (2003 - $381,220)	3,200,000	3,766,212	5,547,003	3,840,470
Exercise of warrants	939,110	586,808	3,619,494	1,481,951
Exercise of options	222,500	82,800	270,000	89,100
Issued in exchange for resource properties	125,000	118,250	125,000	180,250
Issued as a result of business combination with Holmer	35,015,058	37,466,112	-	-
Balance, shares issued	70,295,022	51,708,202	30,793,354	9,688,020
Own shares held (note 4)	(150,000)	(150,000)	-	-
Balance, shares outstanding	70,145,022	$ 51,558,202	30,793,354	$ 9,688,020

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consists of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitled the holder to buy a common share for $1.75 per share until March 15, 2005 which has been extended to March 15, 2006. In addition, the agent received 314,700 broker warrants which entitled the holder to buy one common share for $1.25 until March 15, 2005. These warrants were not exercised and have expired.

As at December 31, 2004, a total of $2,490,000 of the flow through funds had been spent. Under the look back rule, the Company will make a renunciation of $2.5 million in Canadian Eligible Expenditures (CEE) for the 2004 tax year and has until December 31, 2005 to spend the entire amount.

On January 30, 2003, the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitled the holder to buy one non-flow through common share for $1.30 until January 29, 2004.

On July 31, 2003, the Company issued by way of a private placement 530,304 units at $0.66 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

On August 22, 2003, the Company completed a private placement of 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit for gross proceeds of $2,671,689. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

As part of the private placements completed in 2003, broker warrants totalling 501,680 were issued with prices ranging from $0.84 to $1.20.

c) Stock Options

As at December 31, 2004, the Company had 5,236,111 stock options outstanding and exercisable. Under the Company stock option plan all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	December 31, 2004		December 31, 2003	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding at beginning of year	3,847,500	$ 0.46	3,090,000	$ 0.24
Granted to Lake Shore consultants and employees	65,000	$ 1.09	1,045,000	$ 1.07
Granted as a result of Holmer arrangement	1,561,111	$ 0.62	-	$ -
Exercised/Cancelled	(237,500)	$ 0.36	(287,500)	$ 0.32
Outstanding at end of year	5,236,111	$ 0.52	3,847,500	$ 0.46

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2004.

Number of options outstanding	Exercise price	Weighted-average remaining years of contractual life
2,655,000	$ 0.24	3.0
244,445	$ 0.525	3.2
916,667	$ 0.60	4.3
99,99	$ 0.615	0.3
300,000	$ 0.75	0.2
115,000	$ 0.73	3.3
15,000	$ 0.90	4.8
760,000	$ 1.05	3.7
50,000	$ 1.15	4.3
5,000	$ 1.89	3.9
75,000	$ 2.00	3.9
5,236,111	$ 0.52	3.2

d) Warrants

As at December 31, 2004, there were 6,538,626 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
July 31, 2003	265,152	$1.20	July 31, 2005
August 21, 2003	1,769,349	$1.20	August 20, 2005
August 21, 2003	381,680	$1.20	August 20, 2005
March 15, 2004	1,600,000	$1.75	March 15, 2005
March 15, 2004	314,700	$1.25	March 15, 2005
December 31,2004	2,106,445	$0.675	December 16, 2005[1]
December 31,2004	101,300	$0.60	December 16, 2005[1]

[1] Were issued as a result of the business combination described in note 4. They were valued at $959,163 using the Black-Scholes option pricing model, recorded as part of the purchase price and recorded in contributed surplus. No carrying values have been assigned to the other warrants outstanding.

e) Contributed Surplus

	2004	2003
Stock-based compensation	$ 1,122,000	$ 1,072,200
Valuation of warrants and stock options issued due to business combination discussed in note 4	1,672,399	-
Other	180,015	180,015
Balance, end of year	$ 2,974,414	$ 1,252,215

7. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2004, fees amounting to $167,003 (2003 – $102,947) were paid on account of consulting and management services provided by directors and officers, and directors. Amounts paid to Aurora (a company holding a 18.9% interest in the Company and with directors in common) under the terms of an administrative services agreement totalled $24,000 (2003 – $24,000). As at December 31, 2004, there was an amount of $27,466 (2003 – $22,909) due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $48,000 (2003 – $48,000) paid to Southwestern Resources Corp. (a Company with a director and officers common) under the terms of a separate administrative services agreement.

8. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31, 2004	December 31, 2003
Canadian statutory federal income tax rate	36%	38%
Recovery of income taxes computed at statutory rates	$ 534,000	$ 223,000
Effect of provincial taxes	-	15,000
Non-deductible expense	(17,700)	(101,000)
Adjustment arising on tax filings	(43,500)	-
Valuation allowance	(145,800)	(137,000)
Income tax recovery	$ 327,000	$ -

Recovery of income taxes totalled $327,000 (2003 - nil) during the year ended December 31, 2004. The Company recognized the recovery of the tax benefit arising from current year losses as these losses provide a partial offset to the future income tax liability arising from flow through share arrangements.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax (liability) asset is as follows:

	December 31, 2004	December 31, 2003
Operating loss carry forwards	$ 1,373,000	$ 224,000
Tax value in excess of carrying value	317,000	-
	1,690,000	224,000
Less: Valuation allowance	(675,000)	-
	1,015,000	224,000
Carrying value of resource properties in excess of tax value	(17,562,000)	(629,000)
Net future income tax liability	$ (16,547,000)	$ (405,000)

The Company recorded a future income tax liability on the business combination with Holmer. Subsequent to the business combination, the carrying value of the Timmins Property exceeded the tax value, creating a future income tax liability of $16,597,000. The net future income tax liability at December 31, 2004 was $16,547,000 (2003 – $405,000).

At December 31, 2004, the Company had loss carry forwards of $1,230,000 available for tax purposes in Canada which expire between 2005 and 2011.

9. SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended	**December 31, 2004**	December 31, 2003
Issued 125,000 (2003 - 125,000) common shares pursuant to the Timmins, Thunder Creek and Highway property agreements	$ 118,250	$ 180,250
Issued common shares, stock options and warrants pursuant to the business combination discussed in note 4	$ 39,438,511	$ -
Interest received	$ 51,914	$ 53,517

10. SUBSEQUENT EVENTS

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years of closing.

On March 7, 2005, the Company entered into a letter agreement with Black Hawk Mining Inc. ("Black Hawk") to acquire 100% of its Vogel Gold Property, located in the Timmins Gold Camp, Ontario. The Vogel Property consists of one patented "Vet Lot" covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold deposits. Under the terms of the agreement, Lake Shore will make an initial cash payment of $3 million and issue 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk once an NI 43-101 compliant indicated resource of 600,000 ounces of gold has been confirmed on the Property.

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property also located in the Timmins Gold Camp, Ontario. The DeSantis Property consists of 22 patented and 2 leased claims covering approximately 665 hectares. Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000, and incurring $3 million in exploration expenditures over a three year period. Lake Shore has a further option to earn up to a 70% interest by spending an additional $3,726,000 on the Property.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Daniel G Innes
Chair

Brian R Booth ◇
President,
Chief Executive Officer and
Director

Parkash K Athwal
Chief Financial Officer

Thomas W Beattie
Vice President, Corporate
Development

Michael J Byron
Vice President, Exploration

Susy H Horna
Corporate Secretary

Anthony R Harvey ‡
Lead Director

Murray A Gordon * † ‡
Director

John G Paterson ◇ †
Director

K Sethu Raman ◇
Director

Edward J Svoboda *
Director

Michael D Winn * † ‡
Director

* Member of the Audit Committee
† Member of the Compensation Committee
◇ Member of the Environment and Safety Committee
‡ Corporate Governance and Nominating Committee

HEAD OFFICE

Lake Shore Gold Corp.
PO Box 10102
Suite 1650
701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
T: 604 669 3533
F: 604 688 5175
www.lsgold.com
info@lsgold.com

EXPLORATION OFFICES

1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8
T: 705 525 0992
F: 705 525 7701

701 Route 382
Laverlochère, Québec
Canada J0Z 2P0
T: 819 765 2718
F: 819 765 2718

AUDITORS

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

TRANSFER AGENT

Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

STOCK EXCHANGE LISTING

LSG – TSXV

NOTICE OF ANNUAL MEETING

The annual meeting of
shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia,
Canada
Tuesday, May 31, 2005 at 10:30 am


Lake Shore Accommodations House

LAKE SHORE GOLD CORP

[illegible]
Suite 1650
[illegible] West Georgia Street
[illegible]
[illegible]

[illegible]
[illegible]
[illegible]
[illegible]

LAKE SHORE GOLD CORP.
Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

RECEIVED
2005 MAY 20 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 31, 2005

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Lake Shore Gold Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Tuesday May 31, 2005 at 10:30 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1. receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004 and the Auditors' Report thereon;
2. set the number of directors at eight and elect directors for the ensuing year;
3. appoint auditors for the Company and authorize the directors to fix the auditors' remuneration; and
4. transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors' Report are included in the Company's Annual Report accompanying this Notice.

The Directors have fixed the close of business on April 25, 2005 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporation Act (British Columbia)*.

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas W. Beattie"

Thomas W. Beattie
Vice President, Corporate Development

April 25, 2005
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: +(416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 25, 2005

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Lake Shore Gold Corp. (the "Company") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder of outstanding common shares of the Company having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast by shareholders shares entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of two-thirds of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or executive officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" or "√" in the appropriate space. On any ballot required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA: 1-866-249-7775 – OUTSIDE NORTH AMERICA: +(416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many beneficial holders of shares of the Company. Shareholders who do not hold their shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company ("IICC") in Canada and ADP Investor Communication Services ("ADP") in the United States and IICC and ADP typically prepare another form of proxy or apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the proxy forms to IICCC for Canada and ADP for the United States and then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an IICC proxy or an ADP proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC or ADP, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the applicable Meeting, arrange for their Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 78,873,355 common shares issued and outstanding. Only those shareholders of record on April 25, 2005 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Aurora Platinum Corp. (1)	13,300,000 (1)	16.86%

(1) Aurora Platinum Corp. is a publicly traded company, the shares of which trade on the TSX Venture Exchange.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, except for Michael D. Winn who is ordinarily resident in the United States of America, has been furnished by each of them:

Name	Director Since[1]	Present Principal Occupation, Business or Employment [2]	Shares Owned [3]
DANIEL G. INNES Vancouver, BC	2003	Chair and Director of the Company; Director & VP Exploration of Southwestern Resources Corp.; (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	64,000
ANTHONY R. HARVEY[7] West Vancouver, BC	2000	Lead Director of the Company; Director of Terra Energy Inc. (public mineral exploration company); President of ARH Management Limited (private management and mining consulting company); President, Chairman then Vice Chairman of Azco Mining Inc. 1989 to 2000.	308,000
BRIAN R. BOOTH[6] Sudbury, ON	2005	President, CEO and Director of the Company; President of Booth and Associates (private consulting company).	5,500
JOHN G. PATERSON[5][6] Vancouver, BC	2002	Director of the Company; President, CEO & Director of Southwestern Resources Corp. and Superior Diamonds Inc. (all public mineral exploration companies); President of Glengarry Resource Management Inc. (private consulting company).	170,000
MICHAEL D. WINN[4][5][7] Laguna Beach, CA	2002	President, Terrasearch Inc. (financial consulting company).	150,000
MURRAY A. GORDON[4][5][7] North Vancouver, BC	2004	Director of the Company and Superior Diamonds Inc. (public mineral company); retired during the period December 2000 to March 2004.	nil
K. SETHU RAMAN[6] Toronto, ON	2004	Director of the Company. Was the President & CEO of Holmer Gold Mines from 1986 until its acquisition by Lake Shore.	1,208,593
EDWARD J. SVOBODA[4] Toronto, ON	2004	Director of the Company, Vice President, Benamas Services Group (provider of income tax and accounting services).	724,666

(1) Term of office expires at the next annual meeting of shareholders, scheduled to be held on May 31, 2005.
(2) Includes present and past principal occupations, business or employment for preceding five years unless the proposed director is now a director and was elected to the present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.
(3) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at April 1, 2005.
(4) Member of the Audit Committee.
(5) Member of the Compensation Committee.
(6) Member of the Environment and Safety Committee.
(7) Member of the Corporate Governance and Nominating Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by the Company.

Compensation Summary

This table sets out all compensation paid during the previous three financial years to the Company's Chief Executive Officer and Chief Financial Officer as well as each of the Company's three most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 (collectively the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation [1] [2]			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Daniel G. Innes[3] President & CEO	2004	nil	30,000	60,000[4]	nil	nil	nil	nil
	2003	nil	nil	78,750[4]	125,000	nil	nil	nil
	2002	nil	nil	3,000[4]	600,000	nil	nil	nil
Parkash K. Athwal[5] VP, Finance & CFO	2004	nil	nil	nil	nil	nil	nil	nil
	2003	nil	nil	nil	50,000	nil	nil	nil
	2002	nil	nil	nil	200,000	nil	nil	nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.
(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3) Member of the Board of Directors and President & CEO of the Company from January 14, 2003 to February 16, 2005.
(4) Paid to D.G. Innes and Associates Ltd., a private consulting company controlled by Mr. Innes.
(5) The management services of Ms. Athwal were provided pursuant to an Administration Services Agreement between the Company and Southwestern Resources Corp.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR [1] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)[2]	Expiration Date
Daniel G. Innes	nil	n/a	nil	nil	n/a
Parkash K. Athwal	nil	n/a	nil	nil	n/a

(1) No SARs were granted.
(2) Market Value of securities underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR [1] EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized [2] ($)	Unexercised Options at December 31, 2004 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2004[2] ($) Exercisable/Unexercisable
Daniel G. Innes	nil	n/a	725,000/nil	456,000/nil
Parkash K. Athwal	50,000	38,000	200,000/nil	114,000/nil

(1) As no SARs were granted, no SARs were exercised.
(2) Value is the product of the number of shares multiplied by the difference between the closing market price of $1.00 on December 31, 2004 and the exercise price.

Options and SARs Repricings

None of the options granted by the Company were repriced during the most recently completed financial year. The Company has never granted any SARs.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into a contract with a company controlled by one of the Named Executive Officers, and the compensation paid pursuant to that contract is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table".

Compensation of Directors

In 2004 the independent directors of the Company (Anthony R. Harvey, Michael D. Winn and Murray A. Gordon) were each paid directors fees of $6,000. In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any substantial degree, performed by persons other than the executive officers of the Company. Certain executive officers provide these services pursuant to consulting agreements (also see "Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts").

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors. Deloitte & Touche were initially appointed auditors of the Company in 1992. During 2004 the Company paid to the auditors $19,100 for audit fees, $19,130 for audit related fees and $4,780 for tax services.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of the guidelines on corporate governance adopted by the TSX Exchange as well as proposed National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the TSX Venture Exchange.

Form 58-101F2 Corporate Governance Disclosure (Venture Issuers)

1. Board of Directors

The Board facilitates its exercise of independent supervision over management through the appointment of Anthony Harvey, who is an independent director, as Lead Director. In addition to his responsibilities as a director, Mr. Harvey is responsible for providing leadership for the independent directors. The independent directors hold regularly scheduled meetings at which members of management are not in attendance.

The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Anthony R. Harvey, Michael D. Winn, Murray A. Gordon, John G. Paterson, K. Sethu Raman and Edward J. Svoboda.

The following directors are members of management and thus are not independent: Daniel G. Innes and Brian R. Booth.

2. Directorships

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Daniel G. Innes	Aurora Platinum Corp. Southwestern Resources Corp.
Anthony R. Harvey	Oremex Resources Inc. Terra Energy Inc.
John G. Paterson	Southwestern Resources Corp. Superior Diamonds Inc.
Michael D. Winn	Eurasian Minerals Inc. General Minerals Inc. Aurora Platinum Corp.. Mena Resources Inc. Quest Capital Corp. Sanu Resources Ltd. TransAltlantic Petroleum Corporation
Murray A. Gordon	Superior Diamonds Inc.
K. Sethu Raman	Altai Resources Inc.

3. Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company's business:

a. each new director is provided with a copy of the Board Policy Manual, which provides a comprehensive introduction to the Board and its committees; and
b. each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company's business will be necessary and relevant to each new director.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

a. the Board Policy Manual is reviewed at least annually and a revised copy is given to each director; and
b. there is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

4. Ethical Business Conduct

The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the "Code"), a copy of which is available to any person without charge, upon request. A copy of the Code has been provided to each director, officer, employee and consultant and is provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed. As one measure to ensure compliance with the Code, the Board has established whistleblower policies which detail complaint procedures for financial concerns, and environment and safety concerns.

The Board complies with the conflict of interest provisions of the British Columbia *Business Corporations Act*, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In addition to the Code, the Board has also implemented a Communications and Corporate Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

5. Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee, which is composed entirely of independent directors, regarding:

a. the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and
b. the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management,

special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

6. Compensation

The Compensation Committee, composed entirely of independent directors, recommends to the Board the compensation for the Company's directors and the CEO by comparison with publicly available information on other reporting issuers that the Company deems to be similarly placed within the market as the Company.

7. Other Board Committees

In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee. The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe work environment and sound environmental practices. Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

8. Assessments

The Corporate Governance and Nominating Committee will evaluate the effectiveness of the Board, its committees and individual directors. Each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee chair, and submits a Committee Annual Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board will conduct an annual review of its performance, as well as that of the Chair of the Board.

AUDIT COMMITTEE DISCLOSURE

The following disclosure meets the requirements of Multilateral Instrument 52-110, Audit Committees, for Venture Issuers.

1. The Audit Committee's Charter

General

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company's internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company's external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee is governed by the Terms of Reference for Committees adopted by the Board, as well as the following procedural requirements and powers. The Audit Committee:

a. meets at least four times per year, either by telephone conference or in person;
b. invites the Company's external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;
c. reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;
d. has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;
e. it has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;
f. has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and
g. pre-approves non-audit services to be performed by the external auditors in accordance with the Committee's pre-approval policies and procedures, which pre-approval is subject to ratification by the Board. The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

Responsibilities

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with management.

Also, the Audit Committee:

a. recommends to the Board:
    i. whether the current external auditors should be reappointed for the ensuing year and if the current external auditors are not to be reappointed, select and recommend a suitable alternative; and
    ii. the amount of compensation payable to the external auditors;
b. oversees the work of the external auditors engaged for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for the Company;
c. resolves disagreements, if any, between management and the external auditors regarding financial reporting;
d. provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;
e. takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;
f. confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 *Auditor Oversight* and are in compliance with governing regulations;

g. reviews and evaluates the performance of the external auditors; and
h. reviews and approves the Company's hiring policy regarding partners, employees and former partners and employees of the Company's external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company's financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a. consults annually with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;
b. considers the scope and general extent of the external auditors' review, including their engagement letter;
c. ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;
d. reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;
e. reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;
f. reviews the appropriateness and disclosure of any off-balance sheet matters;
g. reviews disclosure of related-party transactions;
h. receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;
i. makes recommendations to the Board respecting approval of the audited financial statements;
j. meets with the external auditors separately from management to review the integrity of the Company's financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting and the degree of compliance of the Company with prior recommendations of the external auditors;
k. directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and
l. meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a. reviews on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;
b. conducts all such reviews and discussions with the external auditors and management as it deems appropriate;
c. reviews the interim financial statements with the external auditors; and
d. makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a. reviews the Company's financial statements, Management's Discussion and Analysis and annual and interim earnings press releases, if any, before the Company publicly discloses this information;
b. reviews all of the Company's public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;
c. reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;
d. consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls and review any breaches or deficiencies;
e. obtains such certifications by the CEO and CFO attesting to internal controls, disclosure and procedures as deemed advisable;
f. reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;
g. reviews as required with management the annual financial statements, the quarterly financial statements, Management's Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;
h. reviews with management the Company's compliance with applicable laws and regulations respecting financial matters;
i. reviews with management proposed regulatory changes and their impact on the Company; and
j. reviews as required with management and approves public disclosure of the Audit Committee Charter in the Company's Annual Information Form, Information Circular and on the Company's website.

Complaints

The Audit Committee has established procedures for:

a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company's Whistle Blower Policy – Accounting, Internal Controls or Auditing Matters. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

Upon receipt of a complaint, the Chair will conduct or designate a member of the Audit Committee to conduct an initial investigation. If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

Reporting

The Audit Committee reports to the Board of Directors at its regularly scheduled meetings and reports to the Corporate Governance and Nominating Committee for the Committee Annual Report.

2. Composition of the Audit Committee

The Audit Committee consists of three independent members: Murray Gordon (Chair), Michael D. Winn and Edward J. Svoboda, all of whom are financially literate.

3. Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

4. Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 *(De Minimis Non-audit Services)*; or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 *(Exemptions).*

The Company is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110, "Audit Committees" from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*).

5. Pre-Approval Policies and Procedures

The Audit Committee pre-approves all non-audit related services provided by the external auditors.

6. External Auditors' Service Fees (By Category)

The fees paid to the External Auditors were as follows:

	2004	2003
Audit Fees	$19,100	$16,000
Audit Related Fees	$19,130	$ 1,900
Tax Fees[1]	$ 4,780	$ --
All other Fees	$ --	$ --
TOTAL	**$43,010**	**$17,900**

[1] for services rendered in the ordinary course of business for tax compliance.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis. Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

"Thomas W. Beattie"

Vice President, Corporate Development

DATED at Vancouver, BC
April 25, 2005



1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

RECEIVED
2005 MAY 20 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL AND SPECIAL MEETING

April 1, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced that all shareholders of record as at April 25, 2005 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held on Tuesday May 31, 2005 at Vancouver, B.C.

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For more information, please contact:

Daniel G. Innes, Chairman
Thomas W. Beattie, VP Corp. Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release